Exhibit 10.4

Titan Pharmaceuticals, Inc.

May 16, 2009

Sunil Bhonsle

[Address]

Dear Sunil:

The Board of Directors (the “Board”) of Titan Pharmaceuticals, Inc. (the “Company”) is pleased to confirm the terms upon which you have recently resumed employment with the Company in the role of President. In this position, you will be primarily responsible for overseeing the day to day operations of the Company and will work with the Company’s Executive Chairman in identifying business opportunities and establishing corporate strategies. You will report directly to the Board.

1. Effective Date. The effective date of this Agreement will be May 17, 2009 (the “Effective Date”).

2. Compensation.

(a)	Salary. During the period commencing on the Effective Date through the earlier of (i) the commencement of Iloperidone royalty payments to the Company or (ii) Feb 28, 2010 (the “Trigger Date”), you will be entitled to salary at the rate of $200,000 per annum, payment of which will be deferred until the Company’s receipt of Iloperidone royalty payments or other financing that by its terms does not restrict such use, but in no event earlier than January 1, 2010 or later than March 15, 2010. You will also be entitled to reimbursement for all reasonable business expenses incurred in connection with your duties as President following your presentation to the Company of appropriate documentation. Following the Trigger Date, you shall be entitled to such cash compensation as you and the Company may mutually agree. The Company agrees that prior to the Trigger Date it shall not appoint any person other than you or Marc Rubin to serve as Chief Executive Officer of the Company. If the Company makes such an appointment following the Trigger Date and you choose to terminate your employment, the Board will consider an appropriate separation package for you.

(b)	Stock Options. On the Effective Date, you will receive stock options to acquire 700,000 shares of the Company’s Common Stock (the “Options”), which Options will be governed by the terms and conditions of the Company’s 2002 Stock Option Plan, as amended (the “Plan”). Options to purchase 175,000 shares will vest on the Effective Date and the balance will vest in equal monthly installments over a four year period, provided; however, that the vesting of 100,000 shares will also be contingent upon the Company’s sale or partnering of the Probuphine program. All of the Options are subject to accelerated vesting as hereinafter provided under paragraph l(b)(i) below. The exercise price of the Options will be determined per the Plan as of the grant date, which shall be the Effective Date.

(i)	Notwithstanding the foregoing, all unvested Options automatically will become vested and exercisable immediately prior to the occurrence of a Change of Control. For the purposes of this letter, a “Change of Control” shall be deemed to occur (a) upon a sale or transfer of substantially all of the assets of the Company; (b) upon the acquisition by any person, entity or group of beneficial ownership of 50 percent or more of either the outstanding shares of common stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; or (c) upon a merger or consolidation of the Company or any of its subsidiaries with any other corporation, which results in the stockholders of the Company prior thereto continuing to represent less than 50 percent of the combined voting power of the voting securities of the Company or the surviving entity after the merger; provided, however, than en event described in (a), (b) or (c) above shall not be treated as a Change of Control, unless such event is also a change in the ownership of the Company (within the meaning of Treasury Regulation Section 409A-3(i)(5)(v)), a change in the effective control of the Company (within the meaning of Treasury Regulation Section 409A-3(i)(5)(vi)), or a change in the ownership of a substantial portion of the Company’s assets (within the meaning of Treasury Regulation Section 409A-3(i)(5)(vii)).

(c)	Health Benefits. Health insurance coverage for you and your family will be provided under the Company’s group health plan. You will be eligible to participate in all health and medical benefits as are generally made available by the Company to other employees. In addition, you will be eligible to participate in the Company’s 401(k) plan and all other sponsored employee benefit plans as they are adopted by the Company. Any benefits to which you are entitled shall be determined in accordance with the aforementioned plans and programs. The Company reserves the right to suspend, amend or terminate any employee benefit plan or program at any time.

(d)	Vacation, Holidays. From the Effective Date through the Trigger Date, you will receive four (4) weeks of paid vacation, which shall accrue and otherwise be subject to the Company’s established policies. Sick leave and holidays will be provided in accordance with the Company’s established policies. Following the Trigger Date, you will be entitled to such vacation benefits as you and the Company may mutually agree.

(e)	Required Taxes and Withholdings. Even if not otherwise specified herein, the Company shall withhold from any payments made to you (whether under this letter or otherwise) all federal, state, local or other taxes and withholdings that it believes are required by law or governmental regulation or ruling.

3. “At-Will” Employment. You or the Company may terminate your employment with the Company at any time, for any or no reason, with or without notice.

4. Non-Compete and Outside Activities. You agree that, while serving as President of the Company, you will not engage in any activity that is competitive with the Company. Also, during the term of this Agreement, approval of the Company’s Board of Directors shall be required prior to your acceptance of any employment, consulting or advisory relationship with any for-profit enterprise within the biotechnology/pharmaceutical industry and notice to the Company’s Board shall be required with respect to your acceptance of any role as a biotechnology/pharmaceutical industry advisor to an investment bank, fund or private equity firm. It is understood that buying and selling of securities of any public company docs not constitute a violation of this Agreement.

5. Indemnification. The Company shall indemnify, and advance expenses to, you pursuant to the terms and conditions of the Indemnification Agreement to which you are a party.

6. Company Policies, Company Property, Confidentiality and Inventions. You will comply with all of the Company’s employment policies; you will keep confidential all non-public information you acquire during the course of your employment with the Company; and anything you create, develop or receive during the course of your employment with the Company, including without limitation any and all documents (whether in paper or electronic form) and equipment, shall be the exclusive property of the Company, which you agree to return to the Company immediately upon the termination of your employment with the Company, or earlier if requested by the Company. Additionally, you agree to adhere to and hereby reaffirm the terms of and your obligations under the previously executed Proprietary Information and Inventions Assignment, the terms of which are expressly incorporated herein, as if set forth in full.

7. Choice of Law. The parties agree that this letter and all matters concerning your employment with the Company and/or the termination of such employment shall be governed and construed by and in accordance with the laws of the State of California, without reference to its principles of the conflicts of laws.

8. Arbitration. Any controversy or claim arising between you and Company involving or relating to the construction or application of any terms, covenants or conditions of this letter, or any claims arising out of or relating to this letter or the breach thereof or with your employment with the Company or any termination of that employment, except with respect to prejudgment remedies, shall be settled exclusively by arbitration in San Francisco, California, pursuant to the then current Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association (“AAA”) (which can be found at http://www.adr.org), as well as any applicable sections of the California Code of Civil Procedure or the Federal Arbitration Act. To the extent this letter is in issue in the arbitration, the arbitrator’s authority shall be strictly limited to applying and interpreting the terms and conditions of this letter. The arbitrator shall not have the authority to add to, subtract from or otherwise amend or modify the terms or conditions of this letter by implication or otherwise. The arbitral award shall be binding upon the parties. Judgment upon the award rendered by the arbitrator may be entered in any court having competent jurisdiction thereof. In connection with any arbitration under this paragraph, you represent and warrant that you and your representatives will take all reasonable steps to maintain the confidentiality of the arbitration award, including, without limitation, executing an appropriate confidentiality stipulation in a form acceptable to the Company and requesting the arbitrator or Court to place the arbitration award under seal. The arbitrator shall have authority to award any damages authorized by law, including an award of attorneys’ fees and costs. The prevailing party shall be entitled to recover his/its reasonable costs and reasonable attorneys’ fees to the extent permitted by applicable law; however, the Company shall pay for all costs unique to arbitration. This agreement to arbitrate shall not include (i) claims for unemployment or workers compensation insurance; (ii) to the extent required by applicable law, claims before governmental or administrative agencies (e.g., the EEOC); or (iii) claims related to the National Labor Relations Act. This agreement to arbitrate shall apply to both you and Company.

9. Code Section 409A. Unless otherwise expressly provided, any payment of compensation by the Company to you, whether pursuant to this letter or otherwise, shall be made on or before March 15 of the calendar year following the calendar year in which your right to such payment vests (i.e., is not subject to a “substantial risk of forfeiture” as defined by Section 409A). All payments of

“nonqualified deferred compensation” (within the meaning of Section 409A) by the Company to you are intended to comply with the requirements of Section 409A, and shall be interpreted consistent therewith. Neither the Company nor you, individually or in combination, may accelerate any such deferred payment, except in compliance with Section 409A, and no amount shall be paid prior to the earliest date on which it is permitted to be paid under Section 409A. Notwithstanding anything herein to the contrary, no amendment may be made to this letter if it would cause this letter or any payment hereunder to not be in compliance with the requirements of Section 409A.

10. Code Section 208G. Should the Company reasonably determine that the payment of compensation by the Company to you, including but not limited to compensation payable under this Agreement and/or the Options, would result in your receiving an “excess parachute payment” within the meaning of Section 280G(b) of the Internal Revenue Code of 1986, as amended, the Company shall reduce the amount of any payment or payments otherwise payable to you, as determined by the Company in its sole discretion, which reduction shall be reasonably determined by the Company to be the smallest amount which will prevent you from receiving such an “excess parachute payment.”

11. Amendments. No amendment, modification or termination of any or all of the terms of this letter or any subsequent agreement or representation shall be valid and binding on the Company unless contained in writing signed by you and an authorized officer of the Company.

To accept this offer, please sign in the space below, indicating your acceptance and agreement to the terms contained herein.

Sincerely,

Eurelio Cavalier

Chairman of the Compensation Committee

Accepted by:

/s/ Sunil Bhonsle
Name:	Sunil Bhonsle

AMENDMENT AGREEMENT

AMENDMENT AGREEMENT dated this 17th day of February, 2010 between Titan Pharmaceuticals, Inc. (the “Company”) and Sunil Bhonsle (“Executive”).

WHEREAS, the Company and Executive are parties to an employment agreement dated May 16, 2009 (the “Agreement”); and

WHEREAS, the compensation provision of the Agreement will expire by its terms on February 28, 2010 and the Company and Executive wish to amend the Agreement to provide for uninterrupted service by the Executive.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows. Capitalized terms not defined herein shall have the meanings set forth in the Agreement.

1. Effective Date. The effective date of this Amendment Agreement (the “Effective Date”) is March 1, 2010.

2. Compensation. The first sentence of Section 2(a) of the Agreement shall be deleted in its entirety and replaced with the following:

“During the period commencing on the Effective Date through June 30, 2010 (the “Trigger Date”), you will be entitled to salary at the rate of $300,000 per annum.”

3. Stock Options. The following new Section 2(b)(ii) shall be added to the Agreement

“Notwithstanding the foregoing, one half of the Options automatically will become vested and exercisable immediately upon the sale or transfer of all or substantially all of the Company’s rights in iloperidone. Furthermore, in the event that the Company declares a dividend or similar distribution following such sale or transfer, it shall retain for the benefit of the Executive an amount equal to the dividend amount per share multiplied by the number of unvested Options, such retained amount to be used first to offset the amount that would be due to the Company at the time of exercise of such unvested Options and the remainder, if any, to be distributed pro rata to the Executive only upon the actual vesting and proper notice of exercise (including payment of any remaining portion of the exercise price) by the Executive of the such unvested Options.”

4. Code Section 280G. Section 10 of the Agreement is hereby deleted and replaced with the following:

“If it is determined that the payment of compensation by the Company to you, including but not limited to compensation payable under this Agreement and/or the Options, would result in your receiving an “excess parachute payment” within the meaning of Section 280G(b) of the Internal Revenue Code of 1986, as amended, then the parties agree to take such action as may be necessary to place you in the best after-tax position taking into account all income, employment and excise taxes, without regard to the deductibility of any payments by the Company. Thus, for example, any amount deemed to constitute a “parachute payment” under Section 280G, shall be reduced to the extent necessary to avoid excise taxes that would otherwise be imposed if, and only if, such reduction would result in your retaining a larger total after-tax amount of compensation, taking into account all of your compensation, benefits, income, employment and excise taxes.”

5. Miscellaneous. Except as expressly amended by this Amendment Agreement, the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be duly executed as of the day and year first above written.

TITAN PHARMACEUTICALS, INC.

By:	/s/ Eurelio Cavalier
	Name:	Eurelio Cavalier
	Title:	Chairman of the Compensation Committee

EXECUTIVE

/s/ Sunil Bhonsle
Name: Sunil Bhonsle